[redacted]

14049115

mr

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 07 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Olin Avenue, Suite 2000
(No. and Street)

San Jose	California	95128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Clinton (408) 260-3120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/28

OATH OR AFFIRMATION

I, Michael Clinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loring Ward Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LORING WARD

LORING WARD SECURITIES INC.
3055 Olin Avenue, Suite 2000
San Jose, CA 95128

Tel: 408 260-3100
Fax: 408 247-1108
Toll free: 800 366-7266
www.loringward.com

Member FINRA/SIPC

SEC
Mail Processing
Section

MAR 07 2014

Washington DC
405

February 26, 2014

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: 2014 State Requirements for Broker/Dealer Annual Audited Financial Statements (CRD 46337)

Dear Sir or Madam,

Enclosed please find a copy of the audited financial statements for the above captioned broker-dealer for the fiscal year ended December 31, 2013.

Best regards,

Loring Ward Securities Inc.

Christopher D. Stanley
General Counsel
CLO/CCO

LORING WARD SECURITIES INC.

Financial Statements and Supplementary Information

December 31, 2013

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

LORING WARD SECURITIES INC.

Table of Contents

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ~~______~~
2 ~~______~~
3 ~~______~~
4 ~~______~~
5 ~~______~~
6 ~~______~~

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 27th (Date) day of February (Month), 20 14 (Year), by

(1) Michael Clinton (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Hong Phuong Ho (Signature of Notary Public)

HONG PHUONG HO
Commission # 1914102
Notary Public - California
Santa Clara County
My Comm. Expires Nov 22, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Loring Ward Securities Inc.:

We have audited the accompanying financial statements of Loring Ward Securities Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Loring Ward Securities Inc., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

San Francisco, California
February 27, 2014

LORING WARD SECURITIES INC.

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	160,606
Prepaid expenses		47,551
Deposits and other current assets		559,062
Due from related party (note 2(c) and 3)		1,253
Total assets	$	768,472

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$	30,263
		30,263
Stockholder's equity:		
Common stock, $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		99,999
Retained earnings		638,209
Total stockholder's equity		738,209
Total liabilities and stockholder's equity	$	768,472

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Operations

Year ended December 31, 2013

Revenues:		
Brokerage commissions	$	730,496
Supervisory fees (note 3)		168,922
Interest and dividend income		1,903
Total assets		901,321
Expenses:		
Licensing and brokerage transaction fees		27,026
Management fee to related party (note 3)		325,248
General		80,307
Insurance		24,479
Total expenses		457,060
Income before income taxes		444,261
Income taxes (note 4)		176,968
Net income	$	267,293

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balances, December 31, 2012	$	1	99,999	370,916	470,916
Net income		—	—	267,293	267,293
Balances, December 31, 2013	$	1	99,999	638,209	738,209

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	267,293
Adjustment for changes in operating assets and liabilities:		
Decrease in prepaid expenses		690
Increase in deposits and other current assets		(380,355)
Decrease in income taxes receivable from related party		8,739
Decrease in due from related party		9,427
Decrease in deferred tax asset		69,659
Increase in accounts payable and accrued liabilities		2,363
Net decrease in cash and cash equivalents		(22,184)
Cash and cash equivalents, beginning of year		182,790
Cash and cash equivalents, end of year	$	160,606

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Notes to Financial Statements

December 31, 2013

(1) Organization and Nature of Operations

Loring Ward Securities Inc. (the Company), a wholly owned subsidiary of Loring Ward Group Inc. (LWGI), is wholly owned by Werba Reinhard Inc. (WRI) who is the ultimate shareholder of the Company. The Company is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is licensed to operate in all 50 states plus the District of Columbia and the U.S. Virgin Islands.

The Company's business includes the underwriting and distribution of the SA Funds – Investment Trust and introducing clients' securities accounts to its correspondent clearing firm on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less. Cash and cash equivalents includes a restricted cash deposit of $100,000 with Pershing LLC. Refer to note 6 for further details.

(c) Income Taxes

The Company is a member of the WRI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by WRI. The Company may also be included in certain state and local tax returns of WRI or its subsidiaries. The Company's tax sharing agreement with LWGI generally provides that current and deferred tax provision is calculated using a separate return method, without modification of a benefits for loss approach in which the net federal and state taxable loss of one entity is used in the consolidated federal tax return or combined state tax return to offset taxable income of another entity which reduces what otherwise would have been higher consolidated taxable income and taxes payable. This method resulted in an intercompany tax expense from the Company to LWGI of $98,571 in 2013. The Company has no outstanding related party payable to LWGI as of December 31, 2013.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

Based upon its evaluation, the Company has concluded that there are no uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring

recognition in the financial statements. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2013, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next 12 months.

(d) ***Revenues***

Brokerage Commissions

The Company earns brokerage fees and commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

Supervisory Fees

The Company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are recognized as income over each quarterly period.

Interest and Dividend Income

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(e) ***Licensing and Brokerage Transaction Fees***

The Company pays licensing fees to FINRA for individual and state registration. Additionally, the Company pays transaction fees in relation to being an underwriter for the sale or purchase of certain funds to clients.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The nature of these transactions was as follows:

- The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the Company. For the year ended December 31, 2013, the Company earned $68,922 in supervisory fees from LWIF clients.

- As per the administrative service agreement between the Company and LWIF, LWIF paid the Company $100,000 in 2013 as fees for the distribution services provided by the Company. This fee is included in supervisory fees in the accompanying statement of operations.
- LWIF also pays fixed transaction fees for all trades the Company introduces to the clearing broker on behalf of LWIF. The fee is multiplied to the actual number of transactions for each month and totaled $672,866 in 2013. This fee is included in brokerage commissions in the accompanying statement of operations.

The Company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the Company and other commonly controlled entities, including, but not limited to personnel, office space and other support services. The Company pays a monthly management fee of $27,104 ($325,248 for 2013) under an agreement between the parties to compensate LWIF for these common expenses.

The above noted transactions are in the normal course of operations. The amounts are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties. Current related party accounts are noninterest bearing.

Related party receivables due from LWIF due on demand as of December 31, 2013 are $1,253.

(4) Income Taxes

The income taxes for the year ended December 31, 2013 consist of the following:

Current	$	107,309
Deferred		69,659
Total income tax expense	$	176,968

The income tax expense for 2013 of $176,968 is consistent with the amounts computed by applying the U.S. federal and state tax rates to pre-tax income.

The Company has no deferred income taxes assets or liabilities as of December 31, 2013.

(5) Financial Instruments

(a) Risk Management Activities

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is monitored.

The Company earns supervisory fees, which vary based upon the net asset value of assets managed for LWIF and distributions fees based on the administrative services agreement. For the year ended December 31, 2013, such fees were 8% of total revenue. The supervisory fees are received through LWIF from their clients and distribution fees are received from LWIF. Therefore, termination of this relationship with LWIF could adversely affect the Company's revenue.

(b) Fair Values

The carrying amount of the Company's financial instruments, which include cash deposited with the Company's Clearing Brokers, other current assets, and accounts payable, approximate their fair value because of the short-term maturity of these instruments.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit which is included in cash and cash equivalents on the statement of financial condition. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(7) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company was in compliance with Rule 15c3-1, with net capital of $683,000, which was $678,000 in excess of its required net capital of $5,000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 27, 2014, the date at which the financial statements were available to be issued, and determined there were no events that required disclosure.

Schedule I

LORING WARD SECURITIES INC.

Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2013

Net capital:		
Total stockholder's equity	$	738,209
Less nonallowable assets		55,209
Net capital		683,000
Aggregate indebtedness:		
Accounts payable and accrued liabilities		30,263
Total aggregate indebtedness		30,263
Computation of net capital requirements:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness of $30,263		5,000
Net capital in excess of requirements	$	678,000
Ratio of aggregate indebtedness to net capital		0.04 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on January 23, 2014, is not required as no material differences exist.

See accompanying independent auditors' report.

LORING WARD SECURITIES INC.

Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2013

A computation of the reserve requirement is not applicable to Loring Ward Securities Inc. because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

LORING WARD SECURITIES INC.

Schedule III – Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2013

Information relating to possession or control requirements is not applicable to Loring Ward Securities Inc. because the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Loring Ward Securities Inc.:

In planning and performing our audit of the financial statements of Loring Ward Securities Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, Inc., the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 27, 2014

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Loring Ward Securities Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Loring Ward Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding check payments, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for investment advisory services fee for the distribution services provided by the Company to a registered investment company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051381 FINRA DEC
Loring Ward Securities, Inc. 19*20
3055 Olin Ave Ste 2000
San Jose, CA 95128-2069

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nan Liu (408) 260-3115

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 2,003
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/17/13 Date Paid	(83)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	1,920
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,920
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,920
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Loring Ward Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of February, 20 14.

General Counsel & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 901,321
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	100,000
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	100,000
2d. SIPC Net Operating Revenues	$ 801,321
2e. General Assessment @ .0025	$ 2,003
	(to page 1, line 2.A.)